UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

GigaBeam Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

37517W107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Portside Growth and Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 976,259
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 976,259
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%*
12	TYPE OF REPORTING PERSON CO

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,756 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 44,756 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,756 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%*
12	TYPE OF REPORTING PERSON CO
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Ramius Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,756 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 44,756 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,756 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%*
12	TYPE OF REPORTING PERSON IA
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,021,015(1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,021,015(1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON IA, OO
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,021,015(1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,021,015(1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON OO
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,021,015(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,021,015(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON IN
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,021,015(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,021,015(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON IN
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,021,015(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,021,015(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON IN
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,021,015(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,021,015(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON IN
(1) Includes 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

* See Item 4(b)

CUSIP NO. 37517W107

Item 1(a).	Name of Issuer:

GigaBeam Corporation, a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

4021 Stirrup Creek Drive, Suite 400
Durham, North Carolina 27703

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Portside Growth and Opportunity Fund (“Portside”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

Ramius Advisors, LLC (“Ramius Advisors”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Ramius LLC (“Ramius”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Morgan B. Stark (“Mr. Stark”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

CUSIP NO. 37517W107

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

37517W107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 37517W107

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, Portside may be deemed to beneficially own 976,259 shares of Common Stock.  As of the date hereof, Enterprise Master Fund may be deemed to own 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants.

Ramius Advisors, as the investment advisor of Enterprise Master Fund, may be deemed to beneficially own the 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants owned by Enterprise Master Fund.

Ramius, as the investment advisor of Portside and the sole member of Ramius Advisors, may be deemed to beneficially own the 976,259 shares of Common Stock beneficially owned by Portside and the 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants owned by Enterprise Master Fund.

C4S, as the managing member of Ramius, may be deemed to beneficially own the 976,259 shares of Common Stock beneficially owned by Portside and the 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants owned by Enterprise Master Fund.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed to beneficially own the 976,259 shares of Common Stock beneficially owned by Portside and the 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants owned by Enterprise Master Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of Ramius Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares beneficially owned by Portside and Enterprise Master Fund and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

Pursuant to the terms of that certain Settlement Agreement and Release dated October 15, 2008, by and between the Issuer and Portside, the Issuer, in exchange for certain consideration by Portside, agreed to issue and deliver to Portside all right, title and interest in and to 1,306,944 shares of Common Stock, constituting 9.99% of the Issuer’s issued and outstanding shares of Common Stock immediately after giving effect to the issuance.  As of the date hereof, Portside may be deemed to beneficially own 976,259 shares of Common Stock, or approximately 7.5% of the outstanding shares of Common Stock of the Issuer.  As of the date hereof, each of Enterprise Master Fund and Ramius Advisors may be deemed to beneficially own 44,756 shares of Common Stock issuable upon the exercise of certain warrants, or less than 1% of the outstanding shares of Common Stock of the Issuer.  As of the date hereof, each of Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own 976,259 shares of Common Stock and 44,756 shares of Common Stock currently issuable upon the exercise of certain warrants, or approximately 7.8% of the outstanding shares of Common Stock of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 37517W107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

RAMIUS ENTERPRISE MASTER FUND LTD By: Ramius Advisors, LLC, its investment manager RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member	PORTSIDE GROWTH AND OPPORTUNITY FUND By: Ramius LLC, its investment adviser RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss